SCHEDULE 13D   Under the Securities Exchange Act of 1934
(Amendment No.)



(Name of Issuer) 		 MTR Gaming Group Inc

(Title of Class of Securities)	 Common Stock

(CUSIP Number)		         553769100


(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        Paul J. Isaac
			Arbiter Partners
			149 Fifth Avenue, Fifteenth Floor
                        New York, New York  10010
		        (212) 650-4670

(Date of Event which Requires Filing of this Statement)

                        March 05, 2008

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.
SEC 1746 (03-00)


CUSIP No. 553769100

1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

           Arbiter Partners, LP  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only

4.	Source of Funds (See Instructions)

        PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

                1,521,493

	8.	Shared Voting Power

                NA


	9.	Sole Dispositive power

		1,521,493

	10.	Shared Dispositive Power

      		NA

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        1,521,493

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

	5.5% Arbiter Partners, L.P.

14.	Type of Reporting Person (see instructions)

        PN


CUSIP No. 553769100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

         Isaac Brothers, LLC  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        PF

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                10,000


	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        10,000

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.04% Isaac Brothers, LLC

14.	Type of Reporting Person (see instructions)

        OO



Item 1. Security and Issuer


        Common Stock
	MTR Gaming Group Inc
	State Route 2 South
	PO Box 356
        Chester, WV 26034


Item 2. Identity and Background

 (a) Name

     Arbiter Partners, L.P.
     Isaac Brothers, LLC

 (b) Residence or business address


        Arbiter Partners, L.P.
	149 Fifth Avenue, 15th Floor
	New York, New York  10010

	Paul J. Isaac - manager


        Isaac Brothers, LLC
        75 Prospect Avenue
        Larchmont, New York 10538

	Paul J. Isaac - manager
        Daniel H. Isaac - member
        Frederick J. Isaac - member


 (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;


        Please see section (b)


 (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

        None

 (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and

        None

(f) Citizenship.

        United States


Item 3. Source and Amount of Funds or Other Consideration

Purchases for Arbiter Partners, L.P., a securities investment partnership, were made with cash for partnership investment.


Purchases for Isaac Brothers, LLC were made with cash for personal investment.


Item 4. Purpose of Transaction

The purchase of 1,521,493 common shares of MTR Gaming Group Inc by Arbiter Partners, LP from the issuer was made for long term investment. There may be further purchases of the stock from the Issuer for investment purposes.


The purchase of 10,000 common shares of MTR Gaming Group Inc by Isaac Brothers, LLC from the Issuer was made for investment purposes.


Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;


Arbiter Partners, L.P. holds 1,521,493 common shares of MTR Gaming Group Inc, or 5.5%.

Isaac Brothers, LLC holds 10,000 common shares of MTR Gaming
Group Inc, or 0.04%.


(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;


Arbiter Partners, LP, managed by Paul J. Isaac, owns 1,521,493 shares of common stock. Arbiter has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 1,521,493 shares.


Isaac Brothers, LLC managed by Paul J. Isaac, owns 10,000 shares of common stock. Isaac Brothers, LLC has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 10,000 shares.


(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191 ), whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5( c ) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

	For Arbiter Partners, L.P.:


	    20,200 shares were purchased on January 09, 2008, at the price per share of $5.9795
	    700 shares were purchased on January 09, 2008, at the price per share of $5.93
	    13,300 shares were purchased on January 10, 2008, at the price per share of $5.8315
	    10,500 shares were purchased on January 11, 2008, at the price per share of $5.7070
	    5,000 shares were purchased on January 15, 2008, at the price per share of $5.3136
	    6,100 shares were purchased on January 16, 2008, at the price per share of $5.5234
  	    29,700 shares were purchased on January 17, 2008, at the price per share of $5.5239
	    186,900 shares were purchased on January 18, 2008, at the price per share of $5.4045
	    88,600 shares were purchased on January 22, 2008, at the price per share of $5.0825
	    50,000 shares were purchased on February 13, 2008, at the price per share of $6.39
	    135,337 shares were purchased on February 26, 2008, at the price per share of $6.24
	    1,113 shares were purchased on February 27, 2008, at the price per share of $6.12
	    20,000 shares were purchased on February 28, 2008, at the price per share of $6.0295
            2,427 shares were purchased on March 03, 2008, at the price per share of $5.5409
            403 shares were purchased on March 04, 2008, at the price per share of $5.5931


	   via Goldman Sachs Execution Clearing/SLK.


(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

        NA


(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

NA

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3( d)( I) and the note thereto.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none



Item 7. Material to Be Filed as Exhibits

none


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 05, 2007



Paul J. Isaac
Manager, Arbiter Partners, L.P. and Isaac Brothers, LLC